UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of Golden Ocean Group Ltd. (the “Company”), dated March 28, 2025, announcing the appointment of Mr. Carl Erik Steen and Mr. James G. Ayers as directors of the Company.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266220) filed with the U.S. Securities and Exchange Commission with an effective date of July 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Peder Simonsen
Date: March 31, 2025	Name: Peder Simonsen
Title: Interim Principal Executive Officer and Principal Financial Officer

Exhibit 99.1
GOGL – Changes to the Board composition
28.03.2025
Golden Ocean Group Limited (Nasdaq: GOGL & OSE: GOGL) (“GOGL” or “the Company”) is pleased to announce the appointment of Mr. Carl Erik Steen and Mr. James G. Ayers as Directors of the Company.
Carl Erik Steen has extensive experience from shipping and banking, including head of shipping, oil services and the international division in Nordea bank. Before joining Nordea, Mr. Steen headed the shipping and international division in Christiania Bank and Kreditkassen ASA. Mr. Steen graduated in 1975 from ETH Zurich Switzerland with a MSc in Industrial and Management Engineering. Mr. Steen holds directorship positions in various Norwegian and international companies including Golar LNG Ltd, Himalaya Shipping Ltd, Belships ASA and Wilhelm Wilhelmsen Holding ASA, where he is the Chairman.
James Ayers has been Secretary of the Company since 2018.  Mr. Ayers has been the CEO of Front Ocean Management Ltd since 2021 and was previously the Head of Corporate Administration at Frontline Ltd., where he served from 2018.  Over the past decade, Mr. Ayers has held various director, company officer and management positions across the maritime and offshore energy sectors. Since 2019, Mr. Ayers has served as director of Oslo-listed companies Paratus Energy Services Ltd. and Northern Ocean Ltd. Before relocating to Bermuda in 2015, when he joined Appleby law firm’s corporate services division, Mr. Ayers held management and corporate secretary positions within the finance sector in the UK. Mr. Ayers holds a Master’s degree in International Business and Commercial Law (LLM), a Bachelor’s degree in Law (LLB) and a professional qualification in Legal Practice (LPC).  He is a British citizen and resident in Bermuda.
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
March 28, 2025
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.